Exhibit 12.1

JOHN BEAN TECHNOLOGIES CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions, except ratios)

	Nine months ended September 30,		Year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes	$62.1	$52.7	$82.2	$44.7	$47.8	$54.0	$46.8
Fixed charges (incl interest capitalized)	10.5	8.5	11.1	10.8	11.2	10.4	10.7
Amortization of previously capitalized interest	0.2	0.2	0.3	0.3	0.3	0.2	0.2
Less: Interest Capitalized	0.4	0.5	0.6	0.4	0.5	0.3	0.3

Total earnings:	$72.4	$60.9	$93.1	$55.5	$58.8	$64.3	$57.4

Fixed charges:
Interest capitalized	$0.4	$0.5	$0.6	$0.4	$0.5	$0.3	$0.3
Interest expensed	7.2	5.4	7.0	6.9	6.9	6.8	6.5
Amortized capital expenses related to indebtedness	0.5	0.4	0.6	0.4	0.4	0.3	0.2
Portion of rent expense representative of interest (1)	2.3	2.2	3.0	3.2	3.5	3.0	3.6

Total fixed charges:	$10.5	$8.5	$11.1	$10.8	$11.2	$10.4	$10.7

Ratio of earnings to fixed charges	6.9	7.2	8.3	5.1	5.2	6.2	5.4

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.